CONSENT OF QUALIFIED PERSON

Attention: Alberta Securities Commission
Autorité des marches financiers
British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

(a)

I, Charles Johannes Muller, BSc (Hons), Pr.Sc.Nat., a registered professional natural scientist with the South African Council for Natural Scientific Professionals (SACNASP) (Reg. No. 400201/04), am the author of the technical report entitled “UPDATED RESOURCE ESTIMATION – Western Bushveld Joint Venture Projects 1 and 2 dated 28 March 2006 (the “Report”), and do hereby consent to the filing of the report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.I further have consented to the company filing the report on SEDAR and consent to press releases made by the company with my prior approval. In particular I have read and approved the press release of Platinum Group Metals Ltd. dated March 2, 2006 in which the findings of the Report are disclosed.

Dated this 29th day of March 2006.

Charles Johannes Muller
BSc (Hons), Pr.Sc.Nat.